UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 8)
Under the Securities Exchange Act of 1934

JARDEN CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

471109 10 8
(CUSIP Number)

Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
466 Lexington Avenue
New York, New York 10017
(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

With a copy to:
Andrew R. Brownstein, Esq.
David M. Silk, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

September 20, 2007
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.   ☐

CUSIP No. (471109 10 8)		SCHEDULE 13D	(Page 2 of 10 Pages)

1	NAME OF REPORTING PERSON
Warburg Pincus Private Equity VIII, L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
I.R.S. Identification No. 13-4161869

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH		3,256,378 (see Items 4 and 5)
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,128,297 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,128,297 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	7.9% (see Item 5)		☐

14	TYPE OF REPORTING PERSON*
PN

CUSIP No. (471109 10 8)		SCHEDULE 13D	(Page 3 of 10 Pages)

1	NAME OF REPORTING PERSON
Warburg Pincus Partners LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
I.R.S. Identification No. 13-4069737

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH		3,256,378 (see Items 4 and 5)
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,128,297 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,128,297 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	7.9% (see Item 5)		☐

14	TYPE OF REPORTING PERSON*
OO

CUSIP No. (471109 10 8)		SCHEDULE 13D	(Page 4 of 10 Pages)

1	NAME OF REPORTING PERSON
Warburg Pincus & Co.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
I.R.S. Identification No. 13-6358475

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH		3,256,378 (see Items 4 and 5)
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,128,297 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,128,297 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	7.9% (see Item 5)		☐

14	TYPE OF REPORTING PERSON
PN

CUSIP No. (471109 10 8)		SCHEDULE 13D	(Page 5 of 10 Pages)

1	NAME OF REPORTING PERSON
Warburg Pincus LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
I.R.S. Identification No. 13-3536050

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH		3,256,378 (see Items 4 and 5)
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,128,297 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,128,297 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (see instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	7.9% (see Item 5)		☐

14	TYPE OF REPORTING PERSON*
OO

     This Amendment No. 8 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D, as previously amended (the “Schedule 13D”), of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII”), Warburg Pincus Partners LLC, a New York limited liability company (“WPP LLC”), Warburg Pincus & Co., a New York general partnership (“WP”), and Warburg Pincus LLC, a New York limited liability company (“WP LLC” and, together with WP VIII, WPP LLC and WP, the “Reporting Entities”). The holdings of the Reporting Entities indicated in this Schedule 13D include the holdings of Warburg Pincus Netherlands Private Equity VIII C.V. I (“WPNPE VIII I”) and WP-WPVIII Investors, L.P. (“WP-WPVIII”, and together with WP VIII and WPNPE VIII I, the “Investors”). WP, WPP LLC, WP LLC and the Investors are referred to in this Amendment as the “Group Members.” This Schedule 13D relates to the common shares, par value $0.01, of Jarden Corporation, a Delaware corporation (the “Company”).

     The Group Members are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

     Unless set forth below, all previous items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D and any amendments thereto.

ITEM 2.      IDENTITY AND BACKGROUND.

     Item 2(f) is hereby amended and restated in its entirety as follows:

     “WPNPE VIII I is organized under the laws of the Netherlands. Except as otherwise indicated above or on Schedule I, each of the individuals referred to in paragraphs (a) and (d) above is a United States citizen.”

ITEM 4.      PURPOSE OF THE TRANSACTION.

     Item 4 is hereby amended and supplemented by adding the following thereto:

     “On September 20, 2007, Charles R. Kaye resigned from his position as a director of the Company. Mr. Kaye is a Co-President of WP LLC.”

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

     Item 5(a) is hereby amended and restated in its entirety as follows:

     “(a) Due to their respective relationships with each other, as of September 24, 2007, the Group Members may be deemed to beneficially own, in the aggregate, 6,128,297 shares of Common Stock of the Company, representing approximately 7.9% of the outstanding shares of Common Stock, based on 77,720,394 shares of Common Stock outstanding as of August 31, 2007 (as provided by the Company). The Group Members are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.”

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2007

WARBURG PINCUS PRIVATE EQUITY VIII,
L.P.

By: Warburg Pincus Partners LLC,
its General Partner

By: Warburg Pincus & Co.,
its Managing Member

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS LLC

By: Warburg Pincus & Co.,
its Managing Member

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS & CO.

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC

By: /s/ Scott A. Arenare
Name: Scott A. Arenare Title: Managing Director

INDEX OF EXHIBITS

1.	Joint Filing Agreement, dated as of June 14, 2005, by and among Warburg
Pincus Private Equity VIII, L.P.; Warburg Pincus & Co.; and Warburg
Pincus LLC (filed previously)

2.	Purchase Agreement, dated as of September 19, 2004, by and between
Jarden Corporation and Warburg Pincus Private Equity VIII, L.P.
(incorporated in this Schedule 13D by reference to Exhibit 10.2 of the
Current Report on Form 8-K filed by Jarden Corporation on September
23, 2004)

3.	Form of Certificate of Designations, Preferences and Rights of Series B
Convertible Participating Preferred Stock of Jarden Corporation.
(incorporated in this Schedule 13D by reference to Exhibit 10.3 of the
Current Report on Form 8-K filed by Jarden Corporation on September
23, 2004)

4.	Form of Certificate of Designations, Preferences and Rights of Series C
Mandatory Convertible Participating Preferred Stock of Jarden
Corporation. (incorporated in this Schedule 13D by reference to Exhibit
10.4 of the Current Report on Form 8-K filed by Jarden Corporation on
September 23, 2004)

5.	Assignment and Joinder Agreement, dated October 8, 2004, by and among
Jarden Corporation, Catterton Partners V, L.P., Catterton Partners V
Offshore, L.P., Catterton Coinvest I, L.L.C., Warburg Pincus Netherlands
Private Equity VIII C.V. I, Warburg Pincus Netherlands Private Equity
VIII C.V. II, Warburg Pincus Germany Private Equity VIII KG and
Warburg Pincus Private Equity VIII, L.P. (filed previously)

6.	Escrow Agreement, dated as of October 8, 2004, by and among Jarden
Corporation, Warburg Pincus Private Equity VIII, L.P. and National City
Bank, a national banking association, as escrow agent. (filed previously)

7.	Voting Trust Agreement, dated as of June 8, 2006, by and among Warburg
Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private
Equity VIII I, C.V., Warburg Pincus Germany Private Equity VIII, K.G.
and Martin E. Franklin. (filed previously)

8.	Underwriting Agreement, dated as of November 8, 2006, by and among
Lehman Brothers Inc., Citigroup Global Markets Inc., Goldman, Sachs &
Co., the Company, Warburg Pincus Private Equity VIII, L.P., Warburg
Pincus Netherlands Private Equity VIII I, C.V., Warburg Pincus Germany
Private Equity VIII, K.G. and the other selling stockholders named therein
(incorporated in this Schedule 13D by reference to Exhibit 1.1 of the
Current Report on Form 8-K filed by Jarden Corporation on November 14,
2006)

9.	Press Release dated September 21, 2007 (incorporated in this Schedule
13D by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Jarden Corporation on September 21, 2007).